UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

ACASTI PHARMA INC.

(Name of Issuer)

Class A Common Stock, no par value

(Title of Class of Securities)

00430K865

(CUSIP Number)

June 28, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	00430K865

1	Names of reporting persons
ADAR1 Capital Management, LLC
2	Check the appropriate box if a member of a group (see instructions)
(a) ☐ (b) ☐
3	SEC use only

4	Citizenship or place of organization
Texas

Number of shares beneficially owned by each reporting person with:	5	Sole voting power
0
	6	Shared voting power
959,571
	7	Sole dispositive power
0
	8	Shared dispositive power
959,571

9	Aggregate amount beneficially owned by each reporting person
959,571 (*)(**)
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
☐
11	Percent of class represented by amount in Row (9)
10.20%
12	Type of reporting person (see instructions)
IA

(*) The reported beneficial ownership does not include 913,631 of the Issuer’s Common Stock issuable upon exercise by ADAR1 pursuant to the terms of a Pre-Paid Warrant Agreement with the Issuer, which provides for a beneficial ownership limitation of 4.99%, which percentage may be changed to up to 19.99% at a holder’s election upon 61 days’ notice to the Issuer.

(**) The reported beneficial ownership does not include 1,268,195 of the Issuer’s Common Stock issuable upon exercise by ADAR1 pursuant to the terms of a Common Stock Purchase Warrant with the Issuer, which provides for a beneficial ownership limitation of 4.99%, which percentage may be changed to up to 19.99% at a holder’s election upon 61 days’ notice to the Issuer.

SCHEDULE 13G

CUSIP No.	00430K865

1	Names of reporting persons
ADAR1 Capital Management GP, LLC
2	Check the appropriate box if a member of a group (see instructions)
(a) ☐ (b) ☐
3	SEC use only

4	Citizenship or place of organization
Texas

Number of shares beneficially owned by each reporting person with:	5	Sole voting power
0
	6	Shared voting power
959,571
	7	Sole dispositive power
0
	8	Shared dispositive power
959,571

9	Aggregate amount beneficially owned by each reporting person
959,571 (*)(**)
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
☐
11	Percent of class represented by amount in Row (9)
10.20%
12	Type of reporting person (see instructions)
OO

(*) The reported beneficial ownership does not include 913,631 of the Issuer’s Common Stock issuable upon exercise by ADAR1 pursuant to the terms of a Pre-Paid Warrant Agreement with the Issuer, which provides for a beneficial ownership limitation of 4.99%, which percentage may be changed to up to 19.99% at a holder’s election upon 61 days’ notice to the Issuer.

(**) The reported beneficial ownership does not include 1,268,195 of the Issuer’s Common Stock issuable upon exercise by ADAR1 pursuant to the terms of a Common Stock Purchase Warrant with the Issuer, which provides for a beneficial ownership limitation of 4.99%, which percentage may be changed to up to 19.99% at a holder’s election upon 61 days’ notice to the Issuer.

SCHEDULE 13G

CUSIP No.	00430K865

1	Names of reporting persons
Daniel Schneeberger
2	Check the appropriate box if a member of a group (see instructions)
(a) ☐ (b) ☐
3	SEC use only

4	Citizenship or place of organization
Switzerland

Number of shares beneficially owned by each reporting person with:	5	Sole voting power
0
	6	Shared voting power
959,571
	7	Sole dispositive power
0
	8	Shared dispositive power
959,571

9	Aggregate amount beneficially owned by each reporting person
959,571 (*) (**)
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
☐
11	Percent of class represented by amount in Row (9)
10.20%
12	Type of reporting person (see instructions)
IN

(*) The reported beneficial ownership does not include 913,631 of the Issuer’s Common Stock issuable upon exercise by ADAR1 pursuant to the terms of a Pre-Paid Warrant Agreement with the Issuer, which provides for a beneficial ownership limitation of 4.99%, which percentage may be changed to up to 19.99% at a holder’s election upon 61 days’ notice to the Issuer.

(**) The reported beneficial ownership does not include 1,268,195 of the Issuer’s Common Stock issuable upon exercise by ADAR1 pursuant to the terms of a Common Stock Purchase Warrant with the Issuer, which provides for a beneficial ownership limitation of 4.99%, which percentage may be changed to up to 19.99% at a holder’s election upon 61 days’ notice to the Issuer.

Item 1(a)	Name of issuer:

Acasti Pharma Inc. (the “Issuer”)

Item 1(b)	Address of issuer’s principal executive offices:

103 Carnegie Center, Suite 300, Princeton, New Jersey 08540

Item 2(a)	Name of person filing:

This Statement is being filed on behalf of each of the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”)

i)	ADAR1 Capital Management, LLC (“ADAR1 Capital Management”);

ii)	ADAR1 Capital Management GP, LLC (“ADAR1 General Partner”); and

iii)	Daniel Schneeberger (“Mr. Schneeberger”);

This Statement relates to Shares (as defined herein) held for the accounts of ADAR1 Partners, LP (“ADAR1 Partners”). ADAR1 Capital Management acts as investment manager to, and manages investment and trading accounts of ADAR1 Partners. ADAR1 General Partner serves as the general partner of ADAR1 Partners, and Mr. Schneeberger is the sole member of ADAR1 Capital Management and ADAR1 General Partner. As such, each of ADAR1 Capital Management, ADAR1 General Partner and Mr. Schneeberger may be deemed the indirect beneficial owner of securities held by ADAR1 Partners.

Each Reporting Person declares that neither the filing of this Statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

Item 2(b)	Address or principal business office or, if none, residence:

The address of the principal business office of each of the Reporting Persons is 3503 Wild Cherry Drive, Building 9, Austin, Texas 78738.

Item 2(c)	Citizenship:

i)	ADAR1 Capital Management is a Texas limited liability company;

ii)	ADAR1 General Partner is a Texas limited liability company; and

iii)	Mr.Schneeberger is a citizen of Switzerland.

Item 2(d)	Title of Class of Securities:

Class A Common Stock, no par value (the “Shares”)

Item 2(e)	CUSIP No.:

00430K865

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☒An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ______________.

Item 4.	Ownership

(a)	Amount Beneficially Owned:

As of June 28, 2024, each of the Reporting Persons may be deemed the beneficial owner of 959,571(*)(**) Shares. This includes 959,571(*)(**) Shares held for the account of ADAR1 Partners.

(*) The reported beneficial ownership does not include 913,631 of the Issuer’s Common Stock issuable upon exercise by ADAR1 pursuant to the terms of a Pre-Paid Warrant Agreement with the Issuer, which provides for a beneficial ownership limitation of 4.99%, which percentage may be changed to up to 19.99% at a holder’s election upon 61 days’ notice to the Issuer.

(**) The reported beneficial ownership does not include 1,268,195 of the Issuer’s Common Stock issuable upon exercise by ADAR1 pursuant to the terms of a Common Stock Purchase Warrant with the Issuer, which provides for a beneficial ownership limitation of 4.99%, which percentage may be changed to up to 19.99% at a holder’s election upon 61 days’ notice to the Issuer.

(b)	Percent of Class:

As of June 28, 2024, each of the Reporting Persons may be deemed the beneficial owner of approximately 10.20% of the Shares outstanding, based on 9,399,404 Shares outstanding as of May 31, 2024, according to the Issuer’s Form 10-K Annual Report, filed on June 21, 2024.

(c)	Number of shares as to which such person has:

As of June 28, 2024, for each of the Reporting Persons:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 959,571

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 959,571

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

See disclosures in Items 2 and 4 hereof. ADAR1 Partners is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5 percent of the Shares covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: July 10, 2024

ADAR1 CAPITAL MANAGEMENT, LLC

/s/ Daniel Schneeberger
Manager of ADAR1 Capital Management, LLC

ADAR1 CAPITAL MANAGEMENT GP, LLC

/s/ Daniel Schneeberger
Manager of ADAR1 Capital Management GP, LLC

DANIEL SCHNEEBERGER

/s/ Daniel Schneeberger

EXHIBIT INDEX

Exhibit	Page No.
A. Joint Filing Agreement	1